SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  ---------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                              Halsey Drug Co., Inc
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4063691087
                  ---------------------------------------------
                                 (CUSIP Number)

                            George N. Abrahams, Esq.
                       Wolf, Block, Schorr and Solis-Cohen
                                 250 Park Avenue
                    New York, New York 10177, (212) 986-11
                  ---------------------------------------------16
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2002
                  ---------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

1. NAME OF REPORTING PERSON:          Galen Partners III, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/
                                                    (b) /X/
                                                        ---
3. SEC USE ONLY

4. SOURCE OF FUNDS - WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

NUMBER OF                  7.       SOLE VOTING POWER - 0
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 33,219,788
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH               10.       SHARED DISPOSITIVE POWER - 33,219,788

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 33,219,788

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 69.3%

14. TYPE OF REPORTING PERSON - PN

1. NAME OF REPORTING PERSON: Galen Partners International III, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/
                                                    (b) /X/
                                                        ---
3. SEC USE ONLY

4. SOURCE OF FUNDS - WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

NUMBER OF                  7.       SOLE VOTING POWER - 0
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 3,447,510
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH               10.       SHARED DISPOSITIVE POWER - 3,447,510

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,447,510

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 18.7%

14. TYPE OF REPORTING PERSON - PN

1. NAME OF REPORTING PERSON: Claudius, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/
                                                    (b) /X/
                                                        ---
3. SEC USE ONLY

4. SOURCE OF FUNDS - OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

NUMBER OF                  7.       SOLE VOTING POWER - 0
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 36,667,298
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH               10.       SHARED DISPOSITIVE POWER - 36,667,298

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 36,667,298

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 71.4%

14. TYPE OF REPORTING PERSON - OO

1. NAME OF REPORTING PERSON: Bruce F. Wesson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/
                                                    (b) /X/
                                                        ---
3. SEC USE ONLY

4. SOURCE OF FUNDS - OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - United States

NUMBER OF                  7.       SOLE VOTING POWER - 0
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 36,859,673
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH               10.       SHARED DISPOSITIVE POWER - 36,859,673

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 36,859,673

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -  71.5%

14. TYPE OF REPORTING PERSON - IN

Item 1.  Security and Issuer.
         ---------------------

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 695 N. Perryville Road, Rockford, Illinois 61107.

Item 2.  Identity and Background.
         ------------------------

         This Schedule 13D is being filed by:

         (i) Galen Partners III, L.P., a Delaware limited partnership ("Galen"), with respect to the Common Stock owned directly by it.

         (ii) Galen Partners International III, L.P., a Delaware limited partnership ("International"), with respect to Common Stock owned directly by it.

         (iii) Claudius, LLC, a Delaware limited liability company ("Claudius"), with respect to the Common Stock also beneficially owned by Galen and International, of which Claudius is the general partner.

         (iv) Bruce F. Wesson, ("Wesson"), with respect to the Common Stock also beneficially owned by (a) Claudius, of which Wesson is the managing member, (b) Galen Employee Fund III, L.P., a Delaware limited partnership (the "Fund"), of which Wesson Enterprises, Inc. is the general partner and (c) Galen Associates, a New York Limited Partnership, for which Wesson is the owner of a one-third partnership interest. Wesson is the sole owner of Wesson Enterprises, Inc. Wesson is a citizen of the United States. Wesson's principal occupation is a venture capitalist.

         The address of Galen, International, Claudius and Wesson is 610 Fifth Avenue, 5th Floor, New York, New York 10020. The principal business of Galen and International is to invest in securities. The principal business of Claudius is to serve as the general partner of Galen and International.

         The securities to which this statement relates were purchased by Galen, International and the Fund. None of the securities are owned by or on behalf of Claudius or Wesson.

         Galen, International, Claudius and Wesson are collectively referred to herein as the "Reporting Persons."

         During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the past five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Galen, International and the Fund purchased the Company's securities at various times from March 10, 1998 to December 20, 2003 at purchase prices equal to the principal amount of Common Stock or Common Stock issuable upon the exercise of derivative securities which were purchased. The securities were purchased with the working capital of Galen, Fund and International and not the assets of Claudius or Wesson. The aggregate purchase price paid by Galen, Fund and International was $45,159,528, $184,876 and $4,087,742, respectively. None of the funds used to purchase the securities were borrowed funds.

Item 4.  Purpose of Transaction.
         -----------------------

         Pursuant to the Debenture Purchase Agreement, dated December 20, 2002, by and among the Company, Galen, International, the Fund and the other parties set forth on Exhibit A attached thereto (the "Debenture Purchase Agreement"), attached hereto as Exhibit 2 and described more fully below, the Company completed a private sale of its 5% convertible senior secured debentures (the "Debentures") to certain other purchasers (collectively with Galen, International and the Fund, the "2002 Holders") and Galen exchanged the 10% Convertible Senior Secured Debentures held by Galen, International, the Fund for such Debentures. The Debentures are convertible into Shares at any time at the option of the holder. The current conversion price of the Debentures is $0.34 per share.

         The Common Stock, Debentures warrants and options and the Common Stock underlying the derivative securities that may be acquired by Galen, International and the Fund upon conversion thereof and which Galen, International and the Fund may be deemed to beneficially own were acquired for, and are being held for, investment purposes, and were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company. The Reporting Persons or representatives thereof interact with the management of the Company to explore opportunities to maximize Shareholder value.

     A. Debenture Purchase Agreement

          i. Preemptive Rights

         The Debenture Purchase Agreement provides that if the Company desires to sell any equity securities (including convertible debt securities) to a third party, the Company must first offer to sell such securities to the 2002 Holders on a pro rata basis on the terms and conditions specified by the Company (the "Offer"). The Offer must remain open for at least 30 days, and is subject to certain limitations and exceptions, as more fully described in the Debenture Purchase Agreement.

          ii. Co-Sale Rights

         The Debenture Purchase Agreement provides that if Galen, International, the Fund, Oracle Strategic Partners L.P. ("Oracle"), Michael Reicher, Chief Executive Officer of the Company, or Peter Clemens, Chief Financial Officer of the Company, intend to transfer any Common Stock owned by them or any Debentures or certain other debt securities owned by them, such transferor (the "Selling Security Holder") must notify the 2002 Holders in writing of such proposed transfer and the terms and conditions thereof. Within 15 business days of the date of such notice, each 2002 Holder must notify the Selling Security Holder if such holder elects to participate in the proposed transfer described in the written notice provided by the Selling Security Holder. Any 2002 Holder that desires to participate in such transfer may do so on a pro rata basis, subject to certain terms and conditions, as more fully described in the Debenture Purchase Agreement.

          iii. Amendments to Company's Certificate of Incorporation and Voting Rights

         The Debenture Purchase Agreement provides that the Company will present to its shareholders and debentureholders for consideration at the Company's next annual meeting of shareholders: (a) a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized Shares available for issuance from 80,000,000 to such number of Shares as shall equal the sum of (I) the Company's issued and outstanding Shares, plus (II) the number of Shares issuable upon the conversion and exercise of the Company's outstanding convertible securities, plus (III) the number of Shares issuable upon conversion of the Debentures and the exercise of certain warrants, plus (IV) 50 million shares, as such sum shall be rounded up to the nearest whole five million Shares; and (b) a proposal to amend the Company's Certificate of Incorporation to provide that holders of the Debentures shall have the right to vote as part of a single class with all holders of Shares on all matters to be voted on by shareholders, with the holders of Debentures having such number of votes as shall equal the number of votes they would have had had such debentureholders converted the entire outstanding principal amount of their Debentures into Shares immediately prior to the record date relating to such vote.

         The above summary description of the Debenture Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Debenture Purchase Agreement attached hereto as Exhibit 2, which is incorporated herein by reference.

     B. The Galen Debenture

         The Debenture purchased by Galen, attached hereto as Exhibit 4, which is substantially similar to the Debentures purchased by International and the Fund (collectively with the Debenture issued to Galen, the "Galen Debentures"), and all of the Galen Debentures bear interest at the rate of 5% per annum. Such interest payments are to be made (i) 100% in kind (i.e., in the form of additional Debentures that are substantially identical to the Galen Debentures), subject to the terms and conditions set forth in the Galen Debentures. The maturity date of the Galen Debentures are March 31, 2006. The Galen Debentures are convertible into Common Stock at any time at the option of Galen, International and the Fund, as applicable. The conversion price is subject to certain downward adjustments, as set forth more fully in the Galen Debentures. The above summary description of the Galen Debentures is not intended to be complete and is qualified in its entirety by reference to the full text of the Galen Debentures, the form of which is incorporated herein by reference.

     C. The Debentureholders Agreement

         Galen, International and the Fund are a party to the Debentureholders Agreement, dated as of December 20, 2002, by and among the Company, the 2002 Holders and the holders of certain other Company debentures (the "Debentureholders Agreement"), attached hereto as Exhibit 5. The Debentureholders Agreement provides the 2002 Holders with certain veto rights with respect to any modification of the rights of the holders of the Debentures, the issuance of any senior securities by the Company, certain distributions to Company security holders and certain extraordinary corporate transactions by the Company (including, without limitation, mergers, liquidations, certain joint ventures, etc.). Any such transaction requires the affirmative prior written consent of at least 66 2/3% of the outstanding principal amount of the Debentures then outstanding. The above summary description of the Debentureholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Debentureholders Agreement, which is incorporated herein by reference.

     D. Registration Rights Agreement

         Galen, International, the Fund and the other 2002 Holders and the other parties signatory thereto are party to the Registration Rights Agreement, dated as of December 20, 2002, attached hereto as Exhibit 6, that provides that, in certain circumstances and upon the terms and conditions stated therein, the 2002 Holders will have the right to request the Company to effect a registration (a "Registration Request") of the Debentures and the Shares underlying the Debentures. In addition, in the event that the Company proposes to register any of its securities for its own account (other than certain registrations relating to a stock option or other similar employee benefit plan or relating to certain business combinations), Galen, International and the Fund will have the right, subject to a priority in favor of the Company, to have the Shares issuable upon conversion of the Galen Debentures included in such registration on a pro rata basis with other holders of registrable securities being included in such registration.

         The above summary description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated herein by reference.

     E. Reserved Shares Waiver Agreement

         Galen is party to the Reserved Shares Waiver Agreement, dated as of December 20, 2002, by and among the Company, Galen, International, the Fund, Oracle, Capital Care Investors II, LP ("Capital Care"), Essex, Watson Pharmaceuticals, Inc. ("Watson") and the other parties signatory thereto (the "Reserved Shares Waiver"), attached hereto as Exhibit 7. Pursuant to the Reserved Shares Waiver, each of Galen and Oracle (collectively, the "Waiving Parties") agreed to release in favor of Capital Care, Essex and Watson their rights to Shares previously reserved by the Company for issuance to the Waiving Parties upon the conversion into Shares of convertible securities held by the Waiving Parties (collectively, the "Reserved Shares"). Pursuant to the Reserved Shares Waiver, the Reserved Shares were reallocated to and reserved for issuance to Capital Care, Essex and Watson on a pro rata basis. The above summary description of the Reserved Shares Waiver is not intended to be complete and is qualified in its entirety by reference to the full text of the Reserved Shares Waiver, which is incorporated herein by reference.

     F. Voting Agreement

         In connection with the proposed amendments to the Certificate of Incorporation of the Company and the election of directors of the Company, the Company, Galen and certain other security holders executed a Voting Agreement, dated December 20, 2002 (the "Voting Agreement"), attached hereto as Exhibit 3, providing that, among other things, each such person shall vote the Shares (including Shares underlying any existing debentures of the Company owned by it in favor of the proposals described above in Item 4(A)(iii), above. The Voting Agreement also provides that each of the signatories to the Voting Agreement shall vote the Shares (including Shares underlying any existing debentures of the Company), and take or cause to be taken such other actions, as may be required from time to time to elect the Board of Directors of the Company in accordance with the terms of all related agreements.

         The above summary description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement attached hereto as Exhibit 3, which is incorporated herein by reference.

     G. Appointment of Galen Designee

         Pursuant to the terms and conditions of the Debenture and Warrant Purchase Agreement dated as of March 10, 1998, the Board of Directors of the Company include three director-designees of Galen, Wesson, Zubeen Shroff, and Srini Conjeevaram.

         Except as set forth herein, or as set forth in the Exhibits attached hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

          (ii) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

          (iii) an extraordinary corporate transaction. such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,

          (iv) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (v) any change in the present board of directors or management of the Company including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (vi) any material change in the present capitalization or dividend policy of the Company;

          (vii) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the investment Company Act of 1940;

          (viii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (ix) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (x) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (xi) any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) Galen beneficially owns 341,938 shares of Common Stock, 22,462,593 shares of Common Stock issuable pursuant to the conversion of Debentures and 10,415,257 shares of Common Stock issuable pursuant to the exercise of warrants. Assuming the exercise and conversion of all derivative securities beneficially owned by Galen, Galen beneficially owns 69.3% of the Company's Common Stock. After the amendment to the Company's Certificate of Incorporation as more fully described in Item 4, Galen will beneficially own 111,716,931 shares of the Company's Common Stock, constituting 88.4% of the outstanding Common Stock.

         International beneficially owns 30,951 shares of Common Stock, 2,385,648 shares of Common Stock issuable pursuant to the exercise of Debentures and 1,030,911 shares of Common Stock issuable pursuant to the exercise of warrants. Assuming the exercise and conversion of all derivative securities beneficially owned by International, International beneficially owns 18.7% of the Company's Common Stock. After the amendment to the Company's Certificate of Incorporation as more fully described in Item 4, International will beneficially own 11,113,087 shares of the Company's Common Stock, constituting 42.5% of the outstanding Common Stock.

         Claudius beneficially owns 372,889 shares of Common Stock, 24,848,241 shares of Common Stock issuable pursuant to the exercise of Debentures and 11,446,168 shares of Common Stock issuable pursuant to the exercise of warrants. Assuming the exercise and conversion of all derivative securities beneficially owned by Claudius, Claudius beneficially owns 71.4% of the Company's Common Stock. After the amendment to the Company's Certificate of Incorporation as more fully described in Item 4, Claudius will beneficially own 122,830,018 shares of the Company's Common Stock, constituting 89.3% of the outstanding Common Stock.

         Wesson beneficially owns 374,290 shares of Common Stock, 24,945,268 shares of Common Stock issuable pursuant to the exercise of Debentures, 11,490,115 shares of Common Stock issuable pursuant to the exercise of warrants and 50,000 shares of Common Stock issuable pursuant to the exercise of options. Assuming the exercise and conversion of all derivative securities beneficially owned by Wesson, Wesson beneficially owns 71.5% of the Company's Common Stock. After the amendment to the Company's Certificate of Incorporation as more fully described in Item 4, Wesson will beneficially own 123,352,174 shares of the Company's Common Stock, constituting 89.4% of the outstanding Common Stock.

         As more fully discussed in Item 4, pursuant to the Co-Sale Rights described therein, the Reporting Persons may be deemed the indirect beneficial owners of 43,803,699 shares of the Company's Common Stock. After the amendment to the Company's Certificate of Incorporation as more fully described in Item 4, the Reporting Persons may be deemed the indirect beneficial owners of 61,993,471 shares of the Company's Common Stock. The Reporting Persons each disclaim beneficial ownership with respect to any of such shares.

     (b) The Reporting Persons have shared voting and dispositive power of all of the Company's securities beneficially owned by them. None of the Reporting Persons have sole voting or dispositive power over any of the Company's securities.

     (c) During the past sixty days prior to the date hereof none of the Reporting Persons have effected any transactions in the Company's securities.

     (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

     A copy of the Debenture Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

     A copy of the Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     A copy of the Debenture issued in favor of Galen is attached hereto as
Exhibit 4 and is incorporated herein by reference.

     A copy of the Debentureholders Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

     A copy of the Registration Rights Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

     A copy of the Reserved Shares Waiver is attached hereto as Exhibit 7 and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 Joint Filing Agreement dated April 2, 2003, among the Filing Persons.

         Exhibit 2 Debenture Purchase Agreement, dated as of December 20, 2002, by and among the Company, Galen, International, the Fund and the other parties set forth on Exhibit A attached thereto.

         Exhibit 3 Voting Agreement, dated as of December 20, 2002, by and among the Company, Galen, International, the Fund and the other parties set forth on the signature pages attached thereto.

         Exhibit 4 5% Convertible Senior Secured Debenture due March 31, 2006, dated December 20, 2002, executed by the Company in favor of Galen.

         Exhibit 5 Debentureholders Agreement, dated as of December 20, 2002, by and among the Company, Galen, International, the Fund and the other parties set forth on the signature pages attached thereto.

         Exhibit 6 Registration Rights Agreement, dated as of December 20, 2002, by and among the Company, Galen, International, the Fund and the other parties set forth on Schedule 1 attached thereto.

         Exhibit 7 Reserved Shares Waiver Agreement, dated as of December 20, 2002, by and among the Company, Galen, International, the Fund and the other parties set forth on the signature pages attached thereto.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned. the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2003                    GALEN PARTNERS III, L.P.
                                        By: Claudius, LLC, its General Partner

                                        By:      /s/ Bruce F. Wesson
                                           -------------------------------------
                                              Name:  Bruce F. Wesson
                                              Title:  Managing Member

Dated: April 2, 2003                    GALEN INTERNATIONAL PARTNERS
                                        III, L.P.
                                        By: Claudius, LLC, its General Partner

                                        By:      /s/ Bruce F. Wesson
                                           -------------------------------------
                                              Name:  Bruce F. Wesson
                                              Title:  Managing Member

Dated: April 2, 2003                    CLAUDIUS, LLC


                                        By:      /s/ Bruce F. Wesson
                                           -------------------------------------
                                              Name:  Bruce F. Wesson
                                              Title:  Managing Member



Dated:  April 2, 2003                            /s/ Bruce F. Wesson
                                        ----------------------------------------
                                        Bruce F. Wesson

                                    Exhibit 1
                                    ---------

                             Joint Filing Agreement
                             ----------------------

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Halsey Drug Co., Inc., a New York corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Rule 13d1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: April 2, 2003                GALEN PARTNERS III, L.P.
                                    By: Claudius, LLC, its General Partner

                                    By:      /s/ Bruce F. Wesson
                                       -----------------------------------------
                                          Name:  Bruce F. Wesson
                                          Title:  Managing Member

Dated: April 2, 2003                GALEN INTERNATIONAL PARTNERS
                                    III, L.P.
                                    By: Claudius, LLC, its General Partner

                                    By:      /s/ Bruce F. Wesson
                                       -----------------------------------------
                                          Name:  Bruce F. Wesson
                                          Title:  Managing Member

Dated: April 2, 2003                CLAUDIUS, LLC


                                    By:      /s/ Bruce F. Wesson
                                       -----------------------------------------
                                          Name:  Bruce F. Wesson
                                          Title:  Managing Member



Dated:  April 2, 2003                        /s/ Bruce F. Wesson
                                    --------------------------------------------
                                    Bruce F. Wesson